SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.         )1

Minco Mining & Metals Corporation
(Name of Issuer)

Common Shares
(Title of Class of Securities)

60253L101
(CUSIP Number)

May 16, 2005
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

[     ]

Rule 13d-1(b)

[ X ]

Rule 13d-1(c)

[     ]

Rule 13d-1(d)

____________________________

1 The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
RAB Special Situations (Master) Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		1,831,500*
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		1,831,500*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,831,500*
* RAB Special Situations (Master)  Fund Limited owns 721,000 common shares and warrants to acquire an additional 360,500 common shares.   William Philip Richards owns 500,000 common shares and warrants to acquire an additional 250,000 common shares.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.0383%**

**The percentages used herein are calculated based upon 35,741,358 outstanding shares as reported by the issuer as of May 12, 2005, plus 610,500 common shares in aggregate underlying warrants which are beneficially owned by the reporting persons and included pursuant to Rule 13d-3(d)(1)(i) of the Act.  The warrants are not exercisable if, as a result of an exercise, the holder would then become a beneficial owner of more than 20% of the issuer’s issued and outstanding common shares.

12	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
William Philip Richards
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Great Britain
	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		1,831.500*
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		1,831,500*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,831,500*
* RAB Special Situations (Master)  Fund Limited owns 721,000 common shares and warrants to acquire an additional 360,500 common shares.   William Philip Richards owns 500,000 common shares and warrants to acquire an additional 250,000 common shares.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.0383%**
**The percentages used herein are calculated based upon 35,741,358 outstanding shares as reported by the issuer as of May 12, 2005, plus 610,500 common shares in aggregate underlying warrants which are beneficially owned by the reporting persons and included pursuant to Rule 13d-3(d)(1)(i) of the Act.  The warrants are not exercisable if, as a result of an exercise, the holder would then become a beneficial owner of more than 20% of the issuer’s issued and outstanding common shares.

12	TYPE OF REPORTING PERSON*
IN

Item 1

(a).

Name of Issuer:

Minco Mining & Metals Corporation

Item 1

(b).

Address of Issuer’s Principal Executive Offices:

1980 – 1055 West Hastings Street, Vancouver, British Columbia  V6E 2E9  Canada

Item 2

(a).

Name of Person Filing:

i) RAB Special Situations (Master) Fund Limited

ii)  William Philip Richards

Item 2

(b).

Address of Principal Business Office or, if None, Residence:

i) RAB Special Situations (Master) Fund Limited

P.O. Box 908 GT

Walker House Mary Street

George Town, Cayman Islands

ii)  William Philip Richards

c/o RAB Capital

No. 1 Adam Street

London W2CN 6LE, United Kingdom

Item 2

(c).

Citizenship:

i) Cayman Islands

ii)  Great Britain

Item 2

(d).

Title of Class of Securities:

Common Shares

Item 2

(e).

CUSIP Number:

60253L101

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)

[    ]

Broker or dealer registered under Section 15 of the Act;

(b)

[    ]

Bank as defined in Section 3(a)(6) of the Act;

(c)

[    ]

Insurance Company as defined in Section 3(a)(19) of the Act;

(d)

[    ]

Investment Company registered under Section 8 of the Investment Company Act;

(e)

[    ]

Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)

[    ]

Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)

[    ]

Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)

[    ]

A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)

[    ]

A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

(j)

[    ]

Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

[    ]

If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)

Amount beneficially owned:

1,831,500*
* RAB Special Situations (Master)  Fund Limited owns 721,000 common shares and warrants to acquire an additional 360,500 common shares.   William Philip Richards owns 500,000 common shares and warrants to acquire an additional 250,000 common shares.

(b)

Percent of class:

5.0383%**
**The percentages used herein are calculated based upon 35,741,358 outstanding shares as reported by the issuer as of May 12, 2005, plus 610,500 common shares in aggregate underlying warrants which are beneficially owned by the reporting persons and included pursuant to Rule 13d-3(d)(1)(i) of the Act.  The warrants are not exercisable if, as a result of an exercise, the holder would then become a beneficial owner of more than 20% of the issuer’s issued and outstanding common shares.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:       0

(ii)

Shared power to vote or to direct the vote:    See (a) above

(iii)

Sole power to dispose or to direct the disposition of:  0

(iv)

Shared power to dispose or to direct the disposition of:    See (a) above

Instruction.  For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.

Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.

Identification and Classification of Members of the Group.

N/A

Item 9.

Notice of Dissolution of Group.

N/A

Item 10.

Certification.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 17, 2005
(Date)
/s/ Philip Richards
(Signature)
RAB Special Situations (Master) Fund Limited by Philip Richards, Director
(Name/Title)
May 17, 2005
(Date)
/s/ Philip Richards
(Signature)
William Philip Richards
(Name/Title)